Exhibit 99.6

Emera Announces Q2 2018 Earnings, Increases Dividend and Updates Dividend Growth Guidance

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) announced financial results for the second quarter ended June 30, 2018, and increased the annual common share dividend to $2.35.

Q2 2018 and Year-to-Date Highlights:

Reported Net Income

•	Q2 2018 reported net income was $90 million, or $0.38 per common share, compared with net income of $101 million, or $0.47 per common share, in Q2 2017.
•	Year-to-date reported net income was $361 million, or $1.56 per common share, compared with net income of $413 million, or $1.95 per common share, in the 2017 period.

Adjusted Net Income (1)

•	Q2 2018 adjusted net income was $111 million, or $0.48 per common share, compared with $117 million, or $0.55 per common share, in Q2 2017.
•	Year-to-date adjusted net income was $313 million, or $1.35 per common share, compared with net income of $269 million, or $1.27 per common share, in the 2017 period.

Cash Flow

•	Year-to-date operating cash flow, before changes in working capital, increased $64 million, or 9 per cent, to $767 million, compared with $703 million in the 2017 period.

(1) See “Non-GAAP Measures” noted below.

“While timing, weather and foreign exchange rates negatively impacted results for the quarter, we are nonetheless on track with where we expected to be for the first half of the year, and we continue to expect solid full year EPS growth in 2018,” said Scott Balfour, President and CEO of Emera Inc. “During the quarter we made significant progress on our strategic growth initiatives in Florida and announced that we will be proceeding with an $850 million USD investment to modernize our Big Bend Power Station. We are excited by the growth opportunities we see in Florida and we look forward to commissioning the first tranche of our solar projects in September.”

Dividends:

Emera’s Board of Directors has approved an increase in the annual common share dividend to $2.35 per common share from $2.26 per common share and has revised its annual dividend growth rate target to a range of four to five per cent through 2021. The first quarterly payment of $0.5875 per common share is expected to be payable to common shareholders on and after November 15, 2018. Including this increase, Emera’s compound annual dividend growth rate over the past four years is 11 per cent.

“Emera has significant regulated rate base investment opportunities, including $1.7 billion USD of investment at Tampa Electric in 600 MW of new solar generation and a modernization of the Big Bend station,” said Scott Balfour. “These projects will drive both significant value for customers and strong investment returns for shareholders. We believe that it is prudent to incorporate a higher component of internally generated funds in the capital plans to fund these accretive investments and as a result have modified our annual dividend growth target. Emera’s average EPS growth is expected to exceed dividend growth over the guidance period.”

Financial Highlights:

For the millions of Canadian dollars (except per share amounts)	Three months ended June 30		Six months ended June 30

	2018	2017	2018	2017

Net income attributable to common shareholders	$90	$101	$361	$413
After-tax mark-to-market gain (loss)	(21)	(16)	48	144

Adjusted net income attributable to common shareholders(1)(2)	$111	$117	$313	$269

Earnings per common share – basic	$0.38	$0.47	$1.56	$1.95
Adjusted earnings per common share – basic (1)(2)	$0.48	$0.55	$1.35	$1.27

Weighted average shares of common stock outstanding – basic (millions of shares)	233	213	232	212

(1) See “Non-GAAP Measures” noted below.

(2) Adjusted net income and Adjusted earnings per common share exclude the effect of mark-to-market adjustments.

After-tax mark-to-market losses increased $5 million to $21 million in Q2 2018 compared to $16 million in Q2 2017. Year-to-date, after-tax mark-to-market gains decreased $96 million to a $48 million gain in 2018 compared to a $144 million gain for the same period in 2017. This decrease is mainly due to changes in existing positions on long-term natural gas contracts in the first quarter of 2017 and a larger reversal of mark-to-market losses in the first quarter of 2017 compared to 2018, partially offset by lower amortization of gas transportation assets in 2018.

The strengthening of the CAD decreased earnings by $3 million and adjusted earnings by $4 million in Q2 2018 compared to Q2 2017. The strengthening of the CAD decreased earnings by $13 million and adjusted earnings by $11 million year-to-date in 2018 compared to the same period in 2017.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2017 to 2018 in the second quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended June 30	Six months ended June 30

Adjusted net income – 2017 (1)(2)	$117	$269

Emera Energy	13	58

NSPML and LIL equity earnings	7	16

NSPI	(6)	(11)

Emera Florida and New Mexico	(6)	5

Emera Maine	(6)	(9)

Other	(8)	(15)

Adjusted net income – 2018 (1)(2)	$111	$313

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Segmented Results:

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc. (“NSPI”), Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

For the	Three months ended June 30		Six months ended June 30
millions of Canadian dollars (except per share amounts)	2018	2017	2018	2017

Adjusted net income
Emera Florida and New Mexico	$97	$103	$187	$182
NSPI	23	29	88	99
Emera Maine	6	12	16	25
Emera Caribbean (2)	12	11	17	18
Emera Energy (2)	2	(11)	57	(1)
Corporate & Other (2)	(29)	(27)	(52)	(54)

Adjusted net income (1)	$111	$117	$313	$269
After-tax mark-to-market gain (loss)	(21)	(16)	48	144

Net income attributable to common shareholders	$90	$101	$361	$413

EPS (basic)	$0.38	$0.47	$1.56	$1.95

Adjusted EPS (basic) (1)(2)	$0.48	$0.55	$1.35	$1.27

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Emera Florida and New Mexico’s net income was $97 million in Q2 2018 compared to $103 million in Q2 2017. The decrease is primarily due to the impact of less favourable weather and a stronger Canadian dollar partially offset by customer load growth. Year-to-date, Emera Florida and New Mexico’s net income increased $5 million to $187 million from $182 million in 2017. The increase is primarily due to higher sales volumes as the result of customer load growth and favourable Q1 2018 weather partially offset by a stronger Canadian dollar.

NSPI’s net income was $23 million in Q2 2018 compared to $29 million in Q2 2017. NSPI’s net income year-to-date was $88 million compared to $99 million for the same period in 2017. NSPI’s net income decreased in Q2 2018 and year-to-date due to increased depreciation primarily as a result of information technology investments, legislated increases in demand-side management costs and increased interest costs due to a higher FAM liability and increased short term interest rates, partially offset by residential load growth. The year-to-date decrease is also due to an increase in storm costs in the first quarter. The year-to-date shortfall versus prior year is expected to reverse over the balance of the year.

Emera Maine’s net income was $6 million in Q2 2018 compared to net income of $12 million in Q2 2017. Emera Maine’s net income year-to-date was $16 million compared to $25 million for the same period in 2017. Results for the quarter and year-to-date were driven by reduced transmission revenues and increased OM&G and depreciation and amortization partially offset by lower income tax expense. The increase in OM&G for the quarter and year-to-date was due to lower capitalized overheads as a result of lower capital spending and adjustments related to the distribution rate case. The year-to-date increase is also due to higher storm costs in the first quarter. The year-to-date shortfall versus prior year is expected to reverse over the balance of the year.

Emera Caribbean’s net income, adjusted to exclude mark-to-market losses, of $12 million in Q2 2018 was consistent with Q2 2017 net income of $11 million. Emera Caribbean’s net income year-to-date, adjusted to exclude mark-to-market losses, was $17 million in 2018 compared to $18 million for the same period last year.

Emera Energy’s net income, adjusted to exclude mark-to-market losses, was $2 million in Q2 2018 compared to an $11 million loss in Q2 2017. This increase is primarily attributable to higher capacity prices in Q2 2018 in the New

England electricity market, and an unplanned outage at the Bridgeport facility in Q2 2017. Emera Energy’s net income year-to-date, adjusted to exclude mark-to-market gains, was $57 million compared to a $1 million loss for the same period in 2017. In addition to the items noted for the quarter, the year-to-date increase is also as a result of the favourable impact of cold weather in early 2018 in several of Emera Energy Services key market areas.

Corporate & Other’s net loss, adjusted to exclude mark-to-market, was $29 million in Q2 2018 compared to $27 million in Q2 2017. The increased loss was primarily due to decreased income tax recovery and increased interest expense partially offset by higher equity earnings from NSP Maritime Link (“NSPML”) and Labrador Island Link (“LIL”). Corporate & Other’s net loss year-to-date, adjusted to exclude mark-to-market, was $52 million compared to $54 million for the same period in 2017 for the same reasons as noted in the quarter.

The Maritime Link went into service on January 15, 2018. Cash earnings from NSPML were $15 million in Q2 2018 and $30 million for the year-to-date compared to AFUDC earnings of $9 million in Q2 2017 and $16 million for the year-to-date period.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. The words “anticipates”, “believes”, “budget”, “could”, “estimates, “expects”, “forecasts”, “intends”, “may”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emersa’s business and earnings base; future annual net income and dividend growth; forecasted capital expectations; and the nature, timing and costs asociated with certain capital projects. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, targets, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including its Annual Information Form, annual and interim Management’s Discussion and Analysis, and in the notes to Emera’s annual and interim financial statements, which filings can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Friday, August 10, 2018 at 10:00am Atlantic time (9:00am Toronto/Montreal/New York; 8:00am Winnipeg; 7:00am Calgary; 6:00am Vancouver) to discuss the Q2 2018 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until September 7, 2018 by dialing 1-800-585-8367 and entering pass code 9749359.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $30 billion in assets and 2017 revenues of more than $6 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target achieving a minimum of 75% of its adjusted net income from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, 902-428-6945

ken.mconie@emera.com

Or

Erin Power, 902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com